03005773

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation
Exact Name of Registrant as Specified in Charter

0000943489
Registrant CIK Number

Form 8-K, January 31, 2003, Series 2003-2

333-101550

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: Maria Fregosi

Name: Maria Fregosi

Title: Vice President

Dated: January 31, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

January 22, 2003

Preliminary Structural and Collateral Term Sheet

$251,812,500 (approximate) of Senior Certificates
ABN AMRO Mortgage Corporation, Depositor
Multi-Class Mortgage Pass-Through Certificates, 2003-2

Features of the Transaction

- Offering consists of 2 groups of senior securities totaling $251,812,500 expected to be rated AAA by two of the three of S&P, Fitch or Moody's. The 2 groups of 15 yr senior securities consist of approximately:
  $85,616,250 of 5.0%coupons Track 1
  $166,196,250 of 5.5% coupons Track 2
- The overall expected amount of credit support for the senior certificates is 1.25% +/- 0.50% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All Collateral consists of single family, [9-year to]15-year, fixed-rate residential, first mortgages originated or acquired by ABN AMRO Mortgage Group, Inc..
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	February 27, 2002
Cut-off Date:	February 1, 2002
First Distribution Date:	March 25, 2002
Distribution Date:	25th of each month

Key Terms

Issuer: AMAC Series, 2003-2
Underwriter: Goldman, Sachs & Co.
Servicer: ABN AMRO Mortgage Group, Inc.
Trustee: JP Morgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the lesser of servicing, but in no case greater than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual Period: Prior calendar month
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Each Track will have have a Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates, and cross-collateralization between the two tracks.
Expected Subordination: 1.25+/- 0.50%.
Expected Rating Agencies: 2 of the 3 of Fitch, Inc. ("Fitch"), Standard & Poor's ("S&P") or Moody's ("Moody's")
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates – DTC

Preliminary Mortgage Pool Data (approximate)

	Track1 5. % track	Track 2 5.5%	All Collateral
Total Outstanding Principal Balance:	$86,700,000	168,300,000	$255,000,000
Number of Mortgage Loans:	[1]306	[1]446	520
Average Original Principal Balance of the Mortgage Loans (000's):	$495	$489	$490
Weighted Average Annual Mortgage Interest Rate:	5.34%	5.73%	5.6%
Expected Servicing Fees (including Master Servicing Fee):	0.25%	0.25%	0.25%
Weighted Average Maturity:	180	180	180
Weighted Average Seasoning:	0	0	0
Weighted Average Original Loan-To-Value Ratio:	59%	60%	60%
Owner Occupied:	93%	93%	93%
Originated Under the Full/Alt Documentation Program:	100%	100%	100%
FICO	754	738	743
State Concentration > 10%	CA 26%	CA 35%	CA 32%
	TX 10%		

[1] This number represents the number of 15year mortgage loans contributing cash flows to the respective track. The total number of 15 year mortgage loans is 520.